FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
                The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F X	FORM 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	NO X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled, “Senior Management Changes at ABN”, dated September 30, 2003

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Dated: September 30, 2003	By:	/s/ Drs T. de Swaan
Name: Drs T. de Swaan Title: Member of the Managing Board

By:	/s/ Mr. H. Duijn
Name: Mr. H. Duijn Title: Secretary Managing Board

Item 1.

Amsterdam, 30 September 2003

Senior Management Changes at ABN AMRO

  Jan Peter Schmittmann new CEO business unit The Netherlands
  Huibert Boumeester to head ABN AMRO Asset Management

ABN AMRO announces the appointment of Jan Peter Schmittmann as the CEO of the Business Unit the Netherlands, succeeding Floris Deckers who will leave the bank to become Chairman of the Managing Board of Van Lanschot.

Rijkman Groenink, Chairman of the Managing Board: “We regret the fact that Floris Deckers is leaving after 22 years of service. In his last assignment he was responsible for the successful restructuring of the Business Unit the Netherlands. We wish him well in his future career”.

Jan Peter Schmittmann, currently heading the Business Units Private Clients and New Growth Markets, will assume his new role per October 1. Lex Kloosterman who is now heading the Business Unit Country Coverage within Wholesale Clients will succeed him.

Business Unit Asset Management
Tom Cross Brown, who announced his retirement as head of ABN AMRO Asset Management earlier this year will be succeeded as per January 1, 2004 by Huibert Boumeester. He is presently heading the Business Unit Integrated Energy in Wholesale Clients and will be appointed Senior Executive Vice President in his new role.

SBU Wholesale Clients
Following the moves of Lex Kloosterman and Huibert Boumeester a number of organisational changes and appointments will take place in the Wholesale Clients SBU.

  Steve Gregg, currently head of the Business Unit Consumer, will also take responsibility for the Automotive and Industrial sectors (now lead by Lex Kloosterman) in a newly created BU Industrials and will be appointed Senior Executive Vice President.
  Alexandra Cook will assume, next to her present responsibility for the Business Unit Telecom, Media, Technology & Healthcare, the leadership of the Business Unit Integrated Energy.
  The Country Coverage function will be split along regional lines. Pierre Fleuriot will be responsible for Europe. Reflecting the importance of the European client base for Wholesale Clients, Pierre Fleuriot will be appointed Senior Executive Vice President. Steve Gregg will take responsibility for North America whilst Alexandra Cook will take responsibility for Asia and Latin America.

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